Exhibit 99.1

Clearmind Medicine Announces Receipt of Nasdaq Delisting Notice and Plan for Immediate Recompliance

As part of the Company’s plan for recompliance, the Company’s shareholders approved a reverse stock split on November 14, 2023.

Tel Aviv, Israel / Vancouver, Canada, November 17, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced receipt of a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”). The Company was notified that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market for failure to maintain a minimum bid price of $1.00 per share for thirty consecutive business days in accordance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Company plans to appeal the Staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

As part of the plan to regain compliance with the Minimum Bid Price Rule, the Company intends to conduct a reverse stock split as soon as reasonably practicable, subject to applicable law and Nasdaq rules. On November 14th, the Company’s shareholders approved a reverse stock split, which the Company expects will be made effective imminently. Additional details regarding the reverse stock split will be announced in the coming days.

“The Company’s shareholders have already approved a reverse stock split, which is expected within the next few weeks, as part of our plan to regain compliance with the Minimum Bid Price Rule,” said Clearmind’s Chief Executive Officer Dr. Adi Zuloff-Shani. “We are looking forward to updating our shareholders regarding the Company’s compliance with the Minimum Bid Price Rule soon.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fourteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses effecting a reverse stock split and its recompliance with the Minimum Bid Price Rule and good standing with Nasdaq. There can be no assurance that the Panel will determine to continue to allow the listing of the Company’s securities on the Nasdaq Capital Market, or that the Company will consummate a reverse stock split. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.